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June 30, 2010

Mark Cowan
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E. (Mail Stop 5-6)
Washington, D.C. 20549

ATTN: Document Control - Edgar

     RE:  Post-Effective Amendment No. 12 on Form N-4
          File Nos. 333-139762 and 811-07195
          RiverSource(R) Builder Select Variable Annuity
          RiverSource(R) Signature One Select Variable Annuity

          Post-Effective Amendment No. 13 on Form N-4
          File Nos. 333-139763 and 811-07195
          RiverSource(R) Innovations Select Variable Annuity

          Post-Effective Amendment No. 17 on Form N-4
          File Nos. 333-139759 and 811-07195
          RiverSource(R) FlexChoice Select Variable Annuity

          Post-Effective Amendment No. 10 on Form N-4
          File Nos. 333-139760 and 811-07195
          RiverSource(R) FlexChoice Select Variable Annuity

          Post-Effective Amendment No. 8 on Form N-4
          File Nos. 333-144422 and 811-07511
          RiverSource(R) FlexChoice Select Variable Annuity

          Post-Effective Amendment No. 9 on Form N-4
          File Nos. 333-139764 and 811-07511
          RiverSource(R) Innovations Select Variable Annuity

Dear Mr. Cowan:

This letter is in response to Staff's comments received on or about June 25, 2010 for the above-referenced Post-Effective Amendment filed on or about May 12, 2010. Comments and responses are outlined below.


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COMMENT 1. It is very difficult to determine where the new disclosure is intended to appear. Page number reference would be helpful.

RESPONSE: Complied. Page number references will be added to the supplement.

COMMENT 2. Per Instruction to Item 3 on form N-4, additional fund table must comply with Item 3 of Form N-1A. Many of the footnotes included in the filings are not permissible. The table should be fixed when the prospectus is amended.

RESPONSE: Registrant confirms that fund tables and footnotes will comply with
Item 3 of Form N-1A when the prospectus is updated.

COMMENT 3. Contract in Brief

     Disclosure states that withdrawals during the waiting period "could" negatively impact the value of the guarantee. Shouldn't it state that withdrawals "will" impact the guarantee value? (See disclosure under "Surrenders" on the next page.)

RESPONSE: Complied. Disclosure has been revised and states that "...withdrawals will negatively impact the value of your income guarantee provided by this rider."

COMMENT 4. Optional Benefits

     Please disclose specific placement of the new disclosure and what it replaces.

RESPONSE: Complied. The following introductory paragraph is added above the "Optional benefits":

UNDER "THE CONTRACTS IN BRIEF" SECTION OF THE PROSPECTUS (PG.8), DISCLOSURE DESCRIBING THE OPTIONAL BENEFITS ENTITLED "OPTIONAL BENEFITS" WILL BE REPLACED WITH THE FOLLOWING:

COMMENT 5. Optional Benefits

     Please clarify who should and who should not consider purchasing the rider.

RESPONSE: Complied. The following revisions have been made (in italics, underlined) to the "Optional Benefits":

     OPTIONAL BENEFITS: We offer optional death benefits and optional living benefits. We currently offer SecureSource Stages 2 riders and Accumulation Protector Benefit rider as optional living benefits. SecureSource Stages 2 riders are guaranteed minimum withdrawal benefits that permit you to withdraw a guaranteed amount from the contract over a period of time, which may include, under limited circumstances, the lifetime of a single person (Single Life) or the lifetime of you and your spouse (Joint Life). SecureSource Stages 2 riders may be appropriate for you if you intend to make periodic withdrawals from your annuity contract after the waiting period and wish to ensure that market performance will not affect your ability to withdraw income over your lifetime. This optional living benefit may not be appropriate for you if you do not intend to limit withdrawals to the amount allowed under the rider. Accumulation Protector Benefit rider is intended to provide you with a guaranteed contract value at the end of specified waiting period regardless of the volatility inherent in the investments in the subaccounts.


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     Accumulation Protector Benefit rider may be appropriate for you if you want a guaranteed contract value at the end of specified waiting period regardless of the volatility inherent in the investments in the subaccounts. This optional living benefit may not be appropriate for you if you intend to surrender your contract value before the end of the 10-year waiting period or take withdrawals during the waiting period (which provides a reduced benefit). Optional living benefits require the use of a PN program investment option which may limit transfers and allocations; may limit the timing, amount and allocation of purchase payments; and may limit the amount of surrenders that can be taken under the optional benefit during a contract year. For more information on considerations before buying optional living benefits, please see "Optional Living Benefits-- SecureSource Stages 2 Riders --Important SecureSource Stages 2 +Rider Considerations" and "Optional Living Benefits-- Accumulation Protector Benefit Rider." (See "Optional Benefits").

COMMENT 6. SecureSource Stages 2 Rider charges

     Clarify exactly where the disclosure should appear. Does it replace what is currently there?

RESPONSE: The disclosure describing SecureSource Stages 2 charges is added to the "Charges - Optional Living Benefit Charges - Currently Offered". The introductory paragraph is replaced with the following:

THE FOLLOWING DISCLOSURE IS ADDED UNDER "CHARGES - OPTIONAL LIVING BENEFIT CHARGES - CURRENTLY OFFERED":

COMMENT 7. SecureSource Stages 2 Riders

     Why the disclosure that benefit is intended for assets held and accumulated for at least 3 years is deleted?

RESPONSE: The disclosure that the benefit is intended for assets held and accumulated for at least 3 year was appropriate for the previous version of the SecureSource rider (SecureSource Stages rider), because that rider sets all guarantees to zero if withdrawals are taken in the 3-years waiting period . However, the SecureSource Stages 2 rider has a benefit available immediately. This is described in the first bullet in the second paragraph ("If you take any withdrawals during the 3-year waiting period, the lifetime benefit amount will be determined using percentage B for the appropriate age band as long as rider benefits are payable;").

In addition to the comments listed above, the Staff has requested that we make the following representations on behalf of the Registrant. In connection with the Post-Effective Amendment listed above, RiverSource Life Insurance Company (the "Company"), on behalf of the Registrant, hereby acknowledges the following:

     The disclosures in the filing are the responsibility of the Company and the Company is fully responsible for the adequacy and accuracy of the disclosures in this filing. The Company represents to the Commission that comments made by the Commission, or the staff acting pursuant to delegated authority, or changes to disclosure in response to staff comments in the filing reviewed by the staff, do not foreclosure the Commission from


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     taking any action with respect to the filing, and the Company represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.

If you have any questions concerning this filing, please contact me at (612) 671-2237, or Boba Selimovic at (612) 671-7449.

Sincerely,


/s/ Rodney J. Vessels
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Rodney J. Vessels
Assistant General Counsel


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